1701 Hollis Street
Suite 400, Founders Square
TSX: GAM / NYSE: GRS / BSX: GL7	PO Box 2067
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Halifax, October 27, 2008

Gammon Gold to Ring the Opening Bell on the New York Stock Exchange

Gammon Gold Inc. ("Gammon") (TSX:GAM and NYSE:GRS): President & Chairman, Fred George, along with Chief Executive Officer, René Marion and certain members of the senior management team, Board of Directors and invited guests will celebrate Gammon's listing on the NYSE by presiding over ringing the NYSE Opening Bell today at 9:30 AM EDT.

Gammon began trading on the NYSE at the opening of trading on October 14, 2008 under its U.S. trading symbol "GRS". The Company's shares continue to trade on the Toronto Stock Exchange under the ticker symbol "GAM".

"We are honored to be opening the day's trading at one of the world's largest and most prestigious stock exchanges. The fact that NYSE has been around for more than 200 years serves as a reminder that these volatile days will pass. The long-term future of Gammon Gold is very strong and will be further strengthened by the increased liquidity and enhanced visibility that comes with trading on the Big Board." said Fred George, President & Chairman of Gammon Gold.

Webcast Information
The webcast of the Opening Bell ceremony will be available via live and archived webcast as follows: (The live link will become active at approximately 9:25 a.m. EST. The archive link will become active approximately two hours after the event)

Live:
http://www.nyse.com/attachment/liveflashbell.htm

Archive:
http://www.nyse.com/events/Cal_1161196810937.html

Photos of Opening and Closing Bells:
Available via Associated Press/New York (212.621.1902), Reuters America (646.223.6285) and Bloomberg Photo (212.617.3420).

Feed of Opening and Closing Bells:
The Opening BellSM (starting at 9:25 a.m.) and The Closing Bell® (starting at 3:55 p.m.) feeds are available via Ascent loop #4009. Those seeking footage via The Switch please contact NYSE Broadcast at 212.656.5483.

About Gammon Gold
Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and Form 40-F Report. Forward-looking statements including without limitation, statements regarding future cash costs and production at Ocampo and El Cubo and the ability to continue to successfully implement the Company's Turn-Around Strategy, statements regarding the resource growth potential of Guadeloupe y Calvo, statements regarding the Company's ability to continue its improved cash flow performance may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; the implications of the Mexican Single Rate Tax on future income tax payments; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s annual information form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.